SEABOARD
                                            CORPORATION

August 3, 2015


Kristi Marrone
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549


RE:  Seaboard Corporation
     Form 10-K
     Filed February 26, 2015
     File No. 1-03390


Dear Ms. Marrone:


We are writing in response to your letter dated July 28, 2015, with respect to the above referenced report filed by Seaboard Corporation ("Seaboard" or the "Company"). Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, we acknowledge that:

    - the Company is responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

    - staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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                               COMMENTS AND OUR RESPONSES


Exhibit 13 - 2014 Annual Report

Notes to Consolidated Financial Statements, page 32

Comment 1:  We  note  that  receivables  make  up a significant portion of your total assets and that the majority of these receivables are from foreign entities, making them inherently more risky than domestic receivables. Please tell us what consideration you gave to presenting an aging of accounts receivable or disclosing the amount of past due balances to provide more insight into the collectability of these assets.

Response:   As  disclosed  on  page 22 of Seaboard's 2014 Annual Report, in the
            Critical  Accounting  Estimates   for   "Allowance   for   Doubtful
            Accounts",  the  majority  of  total current receivables consist of foreign  receivables,  including  receivables  due from affiliates.
            Seaboard's  foreign  receivables   generally   present   a  greater
            collection  risk  than  that of Seaboard's domestic receivables. As
            disclosed,  receivables   due   from   affiliates   are   generally
            associated with entities located in foreign countries considered less developed than the U.S., which can experience conditions causing sudden changes to their ability to pay such receivables on a timely basis or in full. Although in recent years collections have been stable, based on various historical experiences future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual past due receivable. As further discussed on page 32 in Note 1, Summary of Accounting Policies, for most operating segments, Seaboard uses a specific identification approach to determine, in management's judgment, the collection value of certain past due accounts based on contractual terms and reviews its allowance for doubtful accounts monthly.

            As of December 31, 2014, the large majority of Seaboard's over $500 million of current trade receivables and due from affiliates were not past due. In past years, bad debt expense resulted from specific customer issues and not generally from a broader industry issue. As such, the collection risk for the majority of Seaboard's current trade receivables and due from affiliates is not considered to be high. Historically, there have been certain customer, affiliate or individual country issues that have increased Seaboard's focus on collection risk. When specific issues are possibly material to Seaboard's current or future net earnings, consideration is given to specific disclosure. For example, on page 12 of our 2014 Annual Report, Seaboard disclosed that the Power segment is subject to delays in obtaining timely collections from sales to government related entities which in prior years have caused operating cash flows to fluctuate from inconsistent customer collections. Additionally, on page 39 in Note 4, Seaboard disclosed specific issues, including dollar amounts, as of

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            December 31, 2014 related to receivables from affiliates in Brazil.

            Based on the above discussion, Seaboard has not considered it insightful for its business to disclose general aging information about its receivables and thus it has not provided such general disclosure in the past. Seaboard believes it is more relevant to our business and to the readers of Seaboard's financial statements to focus on those specific situations which have a heightened level of collection risk, and therefore provide specific disclosure, including dollar amounts of receivables that are deemed to be at risk of full collection when deemed warranted.

Note 4 - Investments in and Advances to Affiliates and Notes Receivable from Affiliates, page 37

Comment 2:  We note your disclosure relating to the continued operating  losses of, and other challenges faced by, the bakery business in DRC and the write-off of your remaining equity investment in this business. We further note that you discontinued recognizing further interest income on the note receivable from this business. Please tell us how you came to the conclusion that no allowance for losses was necessary as it relates to the $34.6 million note receivable.

Response:   As disclosed on pages 22-23 of Seaboard's 2014 Annual Report in the
            Critical Accounting Estimates for "Investments in and advances to Affiliates and Notes Receivable from Affiliates," Seaboard's policy is to evaluate these amounts based on current information and events when it is probable that Seaboard will be unable to collect all amounts due according to contractual terms of the Notes
            Receivable and an amount can be reasonably estimated. As further noted in this disclosure, Seaboard will use, but is not limited to using, estimated future cash flows generated by the affiliate's business, the sufficiency of collateral securing the amounts, the creditworthiness of the counterparties involved, and consideration of other local business conditions as applicable.

            For the bakery business in the Democratic Republic of Congo, several factors were considered in the collectability of this note receivable as of December 31, 2014. However, the primary decision to not record an allowance was based on the future estimated cash flows for this business, which indicated full collection over the remaining life of the assets of the business. However, the estimated cash flow did not support recovery of any future interest amounts, therefore Seaboard discontinued accruing interest. Seaboard also considered that the business had no third party debt to which Seaboard's note receivable would be subordinated giving Seaboard the ability to collect the first dollar of any excess cash generated by the business ahead of any equity distributions to Seaboard's partners.

            Currently, Seaboard's management is committed to this business, although the

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            first  scheduled  payment  for  this  note  receivable will  not be collected timely. Seaboard will waive temporarily this default to work with the business management and other owners to determine the payment schedule. Although the losses through the first six months of 2015 have been less than the January 2015 cash flow forecasts discussed on page 39, in Note 4 of the 2014 Annual Report, if the future long-term cash flows of this bakery do not improve, there is a possibility that some of the recorded value of the Note Receivable from Affiliate could be deemed uncollectible in the future, which may result in a material charge to earnings. Seaboard monitors the facts and circumstances quarterly for changes that affect the business to assess and evaluate the collectability of this note.

Comment 3:  We  note  your  disclosure  that  the  flour production business in
            Brazil incurred significant operating losses in 2014. We also note your disclosure on page 14 and 19 of your Form 10-Q of April 4, 2015 that significant operating losses continued in the first quarter of 2015 and you anticipate continuing losses from this affiliate for the remainder of 2015. Please tell us how you came to the conclusion that your equity investment in and the note receivable from this business were not impaired.

Response:   Seaboard initially  invested  in  this Brazil business in September
            2013.  Previous to Seaboard's initial investment, this business had begun to struggle, which created  the  investment  opportunity  for
            Seaboard.  At the time  of  Seaboard's  initial  investment,  plans included potential  future,  equal  additional  investments  by the owners to improve existing  operations  and  expand  operations  to improve long-term operating  results as well as significant changes in local management.  It  was  anticipated  that  in the near term, operating losses would be incurred until  such  time  as  Seaboard,
            working with the other  equity  partner,   could  have  significant
            influence over the business to make operational changes. During the
            December  31,  2014  year-end   close  process,  local  management,
            Seaboard  management   and  Seaboard's  partner   in  the  business
            remained optimistic about the ability to successfully turn-around this business and the resulting estimated future cash flows. As of December 31, 2014, Seaboard concluded that although the business was incurring losses, in light of the fact that the business was still in the early phases of the turnaround, these losses were not deemed to be an indicator that the investment and notes receivable were impaired at that time.

            In March and April of 2015, new issues arose including larger than anticipated losses and delayed funding from Seaboard's 50% partner in the business that heightened Seaboard's concern for this business. However, projected cash flows demonstrated significant long-term positive cash flows, and management remained confident in the overall long-term success of this business and believed the changes in local management and the operating strategy needed more time to be successful. Accordingly, there was no change in management's view as to the recoverability of the investment and notes

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            receivable as of the end of the first quarter of 2015.

            Subsequently, during June and July of 2015, further issues have arisen, especially related to concerns regarding disagreements with the other equity partner as to the necessary support of the business, including their ability and willingness to fund additional capital contributions, and the amount of increased third party bank borrowings during the second quarter and the availability of potential future borrowings necessary to fund operations. In addition, Belarina halted the construction plans of a new plant as efficiencies and operating improvements, originally planned are not being achieved at the current facilities. In addition, the Managing Director of the business resigned in the third quarter 2015.

            As a result of the continuing deterioration of the business, concerns regarding local management and their operating strategies, and significant delays in reaching agreement with the business' other equity partner on the needs and timing of additional equity investments, Seaboard concluded that an impairment of its investments in and advances to this affiliate and the collectability of its long-term notes receivable had occurred as of the end of the second quarter of 2015. Accordingly, an evaluation of impairment was performed for Seaboard's investments, notes and receivables for this business in accordance with Seaboard's policies.

            As of the date of this letter, discussions are ongoing with our partner as to their full commitment for the future of this business, but the general nature of these discussions are dramatically different than at either the time of filing Seaboard's 2014 Annual Report or the time of filing Seaboard's 2015 first quarter 10-Q. Also, during the second quarter of 2015, as cumulative losses exceeded total equity for this investment, Seaboard increased its proportionate share of losses from 50% to 100%, which resulted in the write-off of all of Seaboard's remaining equity investment and the write-down of an additional $7.2 million of its advances and long-term loan. In addition, a new long-term cash flow model was developed, which indicated Seaboard's inability to recover its long-term note receivable as any future excess cash flow generated by this business would need to be used to repay the increased third party debt having priority over Seaboard. As a result, in the second quarter of 2015, Seaboard provided an allowance of 100% of the $9.3 million remaining portion of the long-term note. Finally, based on an analysis of collectability and working capital, Seaboard provided an allowance of $3.0 million in the second quarter of 2015 of its current receivable due from affiliates related to this business resulting from sales of grain and supplies. It is possible that additional allowances will be necessary during the remainder of 2015.

            We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at

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            (913) 676-8833 or  Michael  Trollinger, Vice  President,  Corporate
            Controller and Chief Accounting Officer at (913) 676-8735.

Very truly yours,

SEABOARD CORPORATION


/s/ Robert L. Steer
Robert L. Steer
Executive Vice President and Chief
Financial Officer

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